October 30, 2018

VIA EDGAR
Jay Williamson, Attorney Adviser
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-227124) of
Prospect Capital Corporation (the "Fund")
Dear Mr. Williamson:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on October 30, 2018 so that it may become effective by 4:05 p.m. (New York time) on October 31, 2018 or as soon thereafter as practicable.
The Fund hereby requests that you notify Steven Grigoriou (416-777-4727) or Michael K. Hoffman (212-735-3406) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.
Very truly yours,

Prospect Capital Corporation

/s/ Kristin V. Dask_________________
Name: Kristin V. Dask
Title: Chief Financial Officer, Chief Compliance Officer,
Treasurer and Secretary